UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PHOTOMEDEX, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
719358202
(CUSIP Number)
Perseus Partners VII, L.P.
c/o Perseus, L.L.C.
2099 Pennsylvania Avenue, N.W., 9th Floor
Washington, D.C. 20006
(202) 452-0101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Perseus Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,533,548[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,533,548[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,533,548[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%[2]

14	TYPE OF REPORTING PERSON

PN
1 This number represents the sum of (i) the maximum number of shares of common stock (“Common Stock”) of PhotoMedex, Inc. (the “Issuer”) that could be issued to Perseus Partners VII, L.P. (the “Investor”) in connection with the conversion of a secured convertible promissory note in the principal amount of $18 million (the “First Tranche Note”), and (ii) the maximum number of shares of Common Stock that could be issued to the Investor in connection with the exercise of a warrant (the “First Tranche Warrant”). The First Tranche Note and the First Tranche Warrant were issued by the Issuer to the Investor on February 27, 2009 pursuant to a Securities Purchase Agreement by and between the Issuer and the Investor, dated as of August 4, 2008, as amended by Amendment No. 1 thereto, dated as of February 27, 2009. This statement on Schedule 13D (this “Statement”) assumes that the First Tranche Note will be fully converted and the First Tranche Warrant will be fully exercised. The First Tranche Note has a conversion price of $5.16152 per share, may be converted at any time after the date of issuance and will mature on February 27, 2014. The First Tranche Warrant has an exercise price of $5.16152 per share, may be exercised at any time after the date of issuance and will expire on February 27, 2017. The First Tranche Note bears interest at a rate of 8.0% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes (“Additional Notes”). Assuming that (a) all interest payable on the First Tranche Note is paid by the issuance of Additional Notes, (b) neither the First Tranche Note nor any of the Additional Notes are prepaid and (c) all Additional Notes are fully converted, the Investor would receive an additional 1,674,777 shares of Common Stock upon the conversion of all such Additional Notes.
2 This number represents the percentage obtained by: (a) dividing the total number of shares of Common Stock being reported in this Statement as beneficially owned by the Investor (4,533,548) by (b) the sum of (i) the number of shares of Common Stock outstanding on February 27, 2009 (9,000,175) based on information provided by the Issuer to the Reporting Persons and (ii) the 4,533,548 shares of Common Stock referred to above.

CUSIP No.	719358202

1	NAMES OF REPORTING PERSONS Frank H. Pearl[3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Sates

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,534,798[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,534,798[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,534,798[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%[5]

14	TYPE OF REPORTING PERSON

IN
3 4,533,548 of the shares reported herein are held directly for the account of the Investor. 1,250 of the shares reported herein represent the total number of shares of Common Stock issuable upon the exercise of the options that are exercisable within 60 days of the date of this Statement and that were granted to Mr. John M. Glazer, Managing Director of Perseus, L.L.C., in connection with his appointment to the board of directors of the Issuer, and held by him as a nominee of Perseus, L.L.C. (the “Options”). See Item 3 of this Statement for additional information. Mr. Pearl has been included in this Statement solely because of the indirect control he exercises over the Investor and Perseus, L.L.C. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Statement.
4 This number represents the sum of (i) the maximum number of shares of Common Stock that could be issued to the Investor in connection with the conversion of the First Tranche Note, (ii) the maximum number of shares of Common Stock that could be issued to the Investor in connection with the exercise of the First Tranche Warrant, and (iii) the number of shares of Common Stock that could be issued to Mr. Glazer, and held by him as a nominee of Perseus, L.L.C., in connection with the exercise of the Options. The First Tranche Note and the First Tranche Warrant were issued by the Issuer to the Investor on February 27, 2009 pursuant to a Securities Purchase Agreement by and between the Issuer and the Investor, dated as of August 4, 2008, as amended by Amendment No. 1 thereto, dated as of February 27, 2009. This Statement assumes that the First Tranche Note will be fully converted and the First Tranche Warrant will be fully exercised. The First Tranche Note has a conversion price of $5.16152 per share, may be converted at any time after the date of issuance and will mature on February 27, 2014. The First Tranche Warrant has an exercise price of $5.16152 per share, may be exercised at any time after the date of issuance and will expire on February 27, 2017. The First Tranche Note bears interest at a rate of 8.0% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of Additional Notes. Assuming that (a) all interest payable on the First Tranche Note is paid by the issuance of Additional Notes, (b) neither the First Tranche Note nor any of the Additional Notes are prepaid and (c) all Additional Notes are fully converted, the Investor would receive an additional 1,674,777 shares of Common Stock upon the conversion of all such Additional Notes. This Statement assumes that all of the Options will be exercised. The Options have an exercise price of $2.10 per share, may be exercised as of March 31, 2009, and expire on February 27, 2019.
5 This number represents the percentage obtained by: (a) dividing the total number of shares of Common Stock being reported in this Statement as beneficially owned by Mr. Pearl (4,534,798) by (b) the sum of (i) the number of shares of Common Stock outstanding on February 27, 2009 (9,000,175) based on information provided by the Issuer to the Reporting Persons and (ii) the 4,534,798 shares of Common Stock referred to above.

CUSIP No.	719358202
Item 1. Security and Issuer.
The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of PhotoMedex, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 147 Keystone Drive, Montgomery, Pennsylvania 18936. This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus Partners VII, L.P., a Delaware limited partnership (the “Investor”), of a secured convertible promissory note that is convertible into shares of Common Stock, and a warrant that is exercisable into shares of Common Stock, that if fully converted or exercised, as applicable, would result in the Investor holding more than 5% of the outstanding shares of Common Stock. As a result of such acquisition, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the outstanding shares of Common Stock. In addition, this Statement reports the beneficial ownership Frank H. Pearl (“Mr. Pearl”) may be deemed to have of the 1,250 shares of Common Stock issuable upon exercise of options granted to Mr. John M. Glazer, Managing Director of Perseus, L.L.C., as described herein, as a result of Mr. Pearl’s control of Perseus, L.L.C.
Item 2. Identity and Background.
(a), (b) and (c).
This Statement is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:
The Investor, and
Mr. Pearl.
The Investor and Mr. Pearl are collectively referred to herein as the “Reporting Persons.”
The business address of the Investor and Mr. Pearl is 2099 Pennsylvania Avenue, N.W., 9th Floor, Washington, D.C. 20006.
The Investor was organized for the purpose of acquiring, holding, managing and disposing of various forms of investments in various businesses.
Mr. Pearl is the Chairman and Chief Executive Officer of Perseus, L.L.C., a Delaware limited liability company. Mr. Pearl controls Perseus, L.L.C., which was formed to engage, indirectly, in the acquiring, holding, managing and disposing of various forms of investments in various businesses, and which, through certain subsidiary entities, controls the Investor.1 Mr. Pearl has been included as a Reporting Person in this Statement solely because of the indirect control he exercises over the Investor and Perseus, L.L.C. By virtue of such control, Mr. Pearl may be deemed to have beneficial ownership of the securities being reported in this Statement.

[6]
Perseus Partners VII GP, L.P., a Delaware limited partnership, is the general partner of the Investor. Perseus Partners VII GP, L.L.C., a Delaware limited liability company, is the general partner of Perseus Partners VII GP, L.P. The sole member of Perseus Partners VII GP, L.L.C. is Perseus, L.L.C. Perseuspur, L.L.C., a Delaware limited liability company, is the managing member of Perseus, L.L.C. Mr. Pearl, individually, owns 72.9% of Perseuspur, L.L.C. Mr. Pearl also is the sole director and sole shareholder of Rappahannock Investment Company, a Delaware corporation, which in turn owns the remaining 27.1% of Perseuspur, L.L.C.

CUSIP No.	719358202
(d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e) None of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.
(f) The Investor is a limited partnership organized under the laws of the State of Delaware. Mr. Pearl is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
The securities being reported in this Statement were acquired by the Reporting Persons in a financing transaction that closed on February 27, 2009 (the “First Tranche Investment”). The First Tranche Investment represents the first investment in a potential series of two investments by the Investor in the Issuer pursuant to a Securities Purchase Agreement by and between the Investor and the Issuer, dated August 4, 2008 (as amended by Amendment No. 1 thereto, dated as of February 27, 2009, the “Purchase Agreement”). In connection with the First Tranche Investment, the Issuer issued and sold to the Investor the following securities in exchange for the Investor’s payment of an aggregate purchase price of $18 million:
(1)
A secured convertible promissory note in the principal amount of $18 million that is convertible at any time into shares of Common Stock at a conversion price equal to $5.16152 per share (the “First Tranche Note”). The First Tranche Note bears interest at a rate of 8.0% per annum, which interest is payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes (the “Additional Notes”), and will mature on February 27, 2014. The Additional Notes will also be convertible at any time into shares of Common Stock at a conversion price equal to $5.16152 per share. Assuming that (i) all interest payable on the First Tranche Note is paid by the issuance of Additional Notes, (ii) neither the First Tranche Note nor any Additional Notes are prepaid, and (iii) all Additional Notes are fully converted, the Investor would receive an additional 1,674,777 shares of Common Stock upon the conversion of such Additional Notes. The First Tranche Note (and any Additional Notes) are (or will be) subject to mandatory conversion if on any date that is 31 days after the note issuance date, the volume-weighted average closing price of the Common Stock for the 30 consecutive trading days immediately prior to such date exceeds 300% of the then-effective conversion price; and

(2)
A warrant to purchase a maximum of 1,046,204 shares of Common Stock at an exercise price equal to $5.16152 per share (the “First Tranche Warrant”, and together with the First Tranche Note, the “First Tranche Securities”). The First Tranche Warrant may be exercised at any time, will expire on February 27, 2017 and includes a cashless exercise provision.

This Statement assumes that the First Tranche Note will be fully converted and the First Tranche Warrant will be fully exercised.
The Issuer used a portion of the net proceeds from the issuance of the First Tranche Securities to fund its acquisition of the business (the “PT Business”) of Photo Therapeutics Group Limited, a private limited liability company organized under the laws of England and Wales (the “PT Acquisition”). The remaining amount will be used by the Issuer to fund working capital needs.

CUSIP No.	719358202
The source of the funds used to acquire the First Tranche Securities was capital contributions from the partners of the Investor.
In addition, upon the completion of the First Tranche Investment, at the designation of the Investor, Mr. John M. Glazer, Managing Director of Perseus, L.L.C. (the “Perseus Director”), was appointed to the board of directors of the Issuer (the “Board”). Mr. Glazer is a representative of Perseus, L.L.C. As a non-employee director, Mr. Glazer is eligible to participate in the Issuer’s Non-Employee Director Stock Option Plan, and on February 27, 2009, Mr. Glazer was granted 5,000 options to purchase 5,000 shares of Common Stock, 1,250 of which are exercisable within 60 days of the date of this Statement (the “Options”) into 1,250 shares of Common Stock (the “Option Shares”). Mr. Glazer holds these options, and will hold any shares of Common Stock issued to him upon exercise thereof, and any future options that may be granted to him on account of his service as the Perseus Director, as a nominee of Perseus, L.L.C. No purchase price was paid for the options granted to Mr. Glazer.
The Options have an exercise price of $2.10 per share, may be exercised as of March 31, 2009, and expire on February 27, 2019. This Statement assumes that all of the Options will be exercised.
A second investment by the Investor in the Issuer (the “Second Tranche Investment”) will be completed if the Issuer is required to pay certain contingent consideration to Photo Therapeutics Group Limited based upon the PT Business achieving certain financial performance thresholds, and assuming satisfaction of the conditions precedent to the Second Tranche Investment provided in the Purchase Agreement. If the Second Tranche Investment is completed, the Issuer will issue and sell to the Investor (i) a secured convertible promissory note having terms and conditions substantially identical to the First Tranche Note (other than with respect to conversion price), having an aggregate principal amount of up to $7 million (the “Second Tranche Note”), and (ii) a warrant to purchase shares of Common Stock having terms and conditions substantially identical to the First Tranche Warrant (other than with respect to exercise price) (the “Second Tranche Warrant”, and together with the Second Tranche Note, the “Second Tranche Securities”), in exchange for the Investor’s payment of an aggregate purchase price equal to the principal amount of the Second Tranche Note. The Second Tranche Note would bear interest at a rate of 8.0% per annum, such interest being payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes, and it may be converted at any time after the date of issuance. The Second Tranche Note also would be due in full on February 27, 2014. The Second Tranche Warrant would be exercisable as of the date of issuance, would expire on February 27, 2017 and would include a cashless exercise provision.
Item 4. Purpose of Transaction.
The Reporting Persons completed the First Tranche Investment for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire other promissory notes, warrants or shares of Common Stock, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the promissory notes, warrants or shares of Common Stock which they now own or may hereafter acquire from the Issuer.
Except as described below, as of the date of this Statement, the Reporting Persons do not have plans or proposals which would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No.	719358202
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those actions enumerated above.
Notwithstanding the foregoing, as of the date of this Statement, the Reporting Persons do have plans or proposals which would result in:
(a) the acquisition of additional securities of the Issuer:
Item 3 of this Statement is hereby incorporated by reference.
(d) a change in the present board of directors of the Issuer:
Upon the closing of the First Tranche Investment, the Investor had a right to designate the Perseus Director under the Purchase Agreement. In the event that the Second Tranche Investment is completed, the Issuer would be required to take all actions within its control to cause the election of a second person designated by the Investor to the Board.
In addition, the Purchase Agreement provides that as long as the Investor is the beneficial owner of at least 50% of the shares of Common Stock issuable upon conversion or exercise of the securities acquired in the First Tranche Investment and, if completed, the Second Tranche Investment, the Issuer will be required to take all actions as necessary to cause the election or appointment to the Board of a qualified independent director, in accordance with applicable Nasdaq listing standards, that has been approved by the Investor (the “Independent Director Condition”). The Purchase Agreement also provides that the Issuer is required to take all actions as are necessary to cause the Board to consist of not more than seven members (the “Board Size Condition”). In connection with the First Tranche Investment, the Investor and the Issuer agreed to extend the time for satisfaction of the Independent Director Condition and the Board Size Condition to March 31, 2009.
(g) an impediment to the acquisition of control of the Issuer by any person:
The Purchase Agreement includes certain affirmative and negative covenants including, among other things, that (i) the Investor will have participation rights in the Issuer’s future financing transactions, (ii) the Issuer is restricted from acquiring or disposing of a significant portion of its assets, (iii) the Issuer is restricted from paying dividends to its stockholders, and (iv) the Investor will have a right of first refusal to exclusively purchase any financing-related securities that the Issuer proposes to issue.

CUSIP No.	719358202
The Purchase Agreement also provides that the Investor’s prior written consent is required for the Issuer to enter into any transaction, or a series of related transactions, that would result in a "Change of Control,” defined in the Purchase Agreement to include, among other things: (A) any merger, consolidation, reorganization, recapitalization, or other business combination involving the Issuer or any of its subsidiaries, in which the stockholders of the Issuer immediately prior thereto do not own, directly or indirectly, 50% of the combined outstanding voting power of the surviving entity, (B) the sale of all or substantially all of the assets of the Issuer, and (C) any person other than the Investor becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the outstanding capital stock of the Issuer. However, such consent will not be required if the Investor receives a specified rate of return on its investment in cash or liquid securities in connection with such Change of Control.
By withholding its consent or by exercising its other rights under the Purchase Agreement, the Investor could impede the acquisition of control of the Issuer by other persons.
Item 5. Interest in Securities of the Issuer.
(a) The Investor beneficially owns an aggregate of 4,533,548 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Investor could beneficially own, assuming full conversion of the First Tranche Note and full exercise of the First Tranche Warrant. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 33.5% of the sum of (i) the number of shares of Common Stock outstanding on February 27, 2009 (9,000,175) based on information provided by the Issuer to the Reporting Persons, and (ii) the 4,533,548 shares of Common Stock referred to above).
Mr. Pearl may be deemed to beneficially own an aggregate of 4,534,798 shares of Common Stock. This number represents the 4,533,548 shares of Common Stock referred to above beneficially owned by the Investor plus the 1,250 shares of Common Stock issuable upon exercise of the options exercisable within 60 days of the date of this Statement and that were granted to Mr. Glazer in connection with his service as the Perseus Director, and held by him as nominee of Perseus, L.L.C. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 33.5% of the sum of (i) the number of shares of Common Stock outstanding on February 27, 2009 (9,000,175) based on information provided by the Issuer to the Reporting Persons, and (ii) the 4,534,798 shares of Common Stock referred to above.
(b) The Investor will have sole voting and dispositive power with respect to the 4,533,548 shares of Common Stock beneficially owned by the Investor. By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 4,533,548 shares of Common Stock beneficially owned by the Investor and the Option Shares.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
Items 3 and 4 of this Schedule are incorporated herein by reference.
Securities Purchase Agreement. The terms of the Purchase Agreement are described in Items 3 and 4 above.

CUSIP No.	719358202
In addition to the covenants described in Item 4(d) and (g) above, the Purchase Agreement also provides:
•
Without the Investor’s consent, the Issuer may not: incur additional indebtedness except for certain types of permitted indebtedness; enter into a joint venture; make an investment in any person other than its subsidiaries; redeem shares of its capital stock; or amend any material provision of its loan agreement with CIT Healthcare LLC and Life Sciences Capital LLC;

•
The Issuer must take all commercially reasonable efforts to obtain a new credit facility primarily for additional financing for the Issuer in an amount not less than $10,000,000 over a period of at least 18 months;

•
The Investor may pledge the securities of the Issuer held by the Investor as security in connection with a loan or financing arrangement, and such pledge shall not be deemed a transfer or sale of such securities; and

•	The Issuer must consult with the Investor regarding the preparation of its annual budget and business plan.
Registration Rights Agreement. On February 27, 2009, the Issuer and the Investor entered into a Registration Rights Agreement, pursuant to which the Investor is granted certain registration rights to enable the resale of the shares of Common Stock issuable upon the conversion of the First Tranche Note, the Second Tranche Note or any Additional Notes and the exercise of the First Tranche Warrant or Second Tranche Warrant. The Investor also has certain piggy-back registration rights with respect to any registration statements filed by the Issuer.
Pledge and Security Agreement. On February 27, 2009, the Issuer and the Investor, as the secured party and as the collateral agent on behalf of the secured party, entered into a Pledge and Security Agreement, pursuant to which the Issuer granted to the Investor a perfected lien on and a security interest in certain of its and its subsidiaries’ assets in order to secure the Issuer’s payment of its obligations under the First Tranche Note, the Second Tranche Note, if issued, and any additional notes issued as payment of interest thereon.
Secured Convertible Promissory Note. On February 27, 2009, the Issuer issued and sold to the Investor the First Tranche Note, the material terms of which are described in Items 3 and 4 above.
Warrant. On February 27, 2009, the Issuer issued to the Investor the First Tranche Warrant, the material terms of which are described in Items 3 and 4 above.

CUSIP No.	719358202
Item 7. Material to be filed as Exhibits.

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of March 9, 2009, by and between Perseus Partners VII, L.P. and Frank H. Pearl

99.2
Securities Purchase Agreement, dated as of August 4, 2008, by and between the PhotoMedex, Inc. and Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on August 4, 2008

99.3
Amendment No. 1 to the Securities Purchase Agreement, dated as of February 27, 2009, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2009

99.4
Secured Convertible Promissory Note, dated February 27, 2009, issued by PhotoMedex, Inc. to Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 5, 2009

99.5
Warrant, dated February 27, 2009, issued by PhotoMedex, Inc. to Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on March 5, 2009

99.6	Registration Rights Agreement, dated as of February 27, 2009, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P.

99.7
Pledge and Security Agreement, dated as of February 27, 2009, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on March 5, 2009

99.8	Power of Attorney, dated December 6, 2007, appointing Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated as of: March 9, 2009

Perseus Partners VII, L.P.

By:	Perseus Partners VII GP, L.P.,
its general partner

By:	Perseus Partners VII GP, L.L.C.,
its general partner

By:	/s/ Kenneth M. Socha

	Name:	Kenneth M. Socha
	Title:	Senior Managing Director

Mr. Frank H. Pearl

By:	/s/ Kenneth M. Socha

	Name:	Kenneth M. Socha
	Title:	Attorney-in-Fact for Frank H. Pearl
[Schedule 13D]

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated as of March 9, 2009, by and between Perseus Partners VII, L.P. and Frank H. Pearl

99.6	Registration Rights Agreement, dated as of February 27, 2009, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P.

99.8	Power of Attorney, dated December 6, 2007, appointing Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl
[Schedule 13D]